

March 24, 2015

<u>Via E-mail</u>
Joel Ackerman
Chief Executive Officer
Champions Oncology, Inc.
One University Plaza, Suite 307
Hackensack, NJ 07601

> **Re:** **Champions Oncology, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 16, 2015**
> **File No. 000-17263**

Dear Mr. Ackerman:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Notice of Action by Written Consent of Stockholders, page 2</u>

1. We note that the majority of your stockholders have approved amendments to the company's certificate of incorporation to increase the number of the company's authorized shares of common stock and to effect a reverse stock split of the company's common stock, resulting in additional authorized but unissued shares. Please expand your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the amendments to the company's certificate of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director